February 22, 2007
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2005
Filed January 31, 2006
File No. 333-89756
Dear Mr. Rosenberg:
     We will file the Company’s responses to the comment letter dated February 15, 2007 submitted by the staff at the Chief Accountant’s Office, Division of Corporation Finance with regard to the above-referenced filing on or before Thursday, March 15, 2007.
     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the staff’s efforts with respect to our 2005 Annual Report.

Sincerely, Alion Science and Technology Corporation
/s/ John M. Hughes
John M. Hughes
Executive Vice President, Chief Financial Officer and Treasurer

cc: Mary Mast, Review Accountant, United States Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
Jim Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Mike Condro, Deloitte & Touche, LLP
Kurt Gabouer, KPMG LLP